

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

January 18, 2023

Stephen LaMond
Interim Chief Executive Officer
Peak Bio, Inc.
3350 W. Bayshore Rd., Suite 100
Palo Alto, CA 94303

> **Re: Peak Bio, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 5, 2022**
> **File No. 333-268801**

Dear Stephen LaMond:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2022 letter.

Amendment No. 1 to Form S-1 filed on January 5, 2023

Prospectus Summary
Background, page 4

1.  We note your disclosure indicating that certain subscription agreements were effective as of October 31, 2022. To the extent you have not done so, ensure that you disclose the material terms of each of the financing transactions entered into in connection with the closing of the business combination, including as examples only, the New PIPE Shares, PIPE Financing Warrants, Bridge Loan PIPE Shares, the convertible note referenced on page 85 and payment agreements referenced on page F-29.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Funding Requirements, page 96

2.     We note your response to prior comment 6 and your disclosure that you enhanced your liquidity position by, among others, a $750,000 sale of stock under a previously disclosed forward share purchase agreement with Frost Gamma Investments Trust. We note your disclosure on the cover page that an amount of $749,127 that was held in escrow was released to the company in connection with the forward share purchase agreement. Please revise to clarify your reference to this transaction as a stock sale that enhanced your liquidity position.

General

3.     We note from your disclosure in Item 3.01 of Form 8-K, filed January 9, 2023, that it appears your NASDAQ listing was suspended. Please update your disclosure accordingly to discuss the suspension and the appeal and review process. In addition, please note that unless the shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, your selling shareholders must sell at a fixed price. Refer to Item 501(b)(3) of Regulation S-K.

4.     We note from your disclosure in Item 7.01 of Form 8-K, filed November 2, 2022, that Chardan Capital Markets LLC withdrew from its role as financial advisor to Ignyte and will no longer receive any financial advisory fee. Please update your disclosure accordingly to discuss this withdrawal.

     Please contact Jimmy McNamara at 202-551-7349 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Scott A. Cowan, Esq.